Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Eidos plc

2. Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Shares Held	Management company

Mellon Bank	403,313	FMRCO
Chase Manhattan Bank London	4,888,642	FISL
Bank of New York London	103,400	FIL
Chase Manhattan Bank London	236,700	FIL

Total	5,632,055

5. Number of shares / amount of stock acquired

5,632,055

6. Percentage of issued class acquired

4.01%

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class disposed

n/a

9. Class of security

Ordinary shares of 2 pence each

10. Date of transaction

Not known

11. Date company informed

29 March 2004

12. Total holding following this notification

5,632,055

13. Total percentage holding of issued class following this notification

4.01%

14. Any additional information

Notification received pursuant to S.198 to 202 – CA ‘85

15. Name of contact and telephone number for queries

Michael Arnaouti	020 8636 3000

16. Name and signature of authorised company official responsible for making this notification

Jonathan Ball

Date of notification

30 March 2004

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